Mail Stop 3561

October 20, 2009

By Facsimile and U.S. Mail

Mr. Thomas F. Farrell, II
Chairman and Chief Executive Officer
Virginia Electric and Power Company
120 Tredegar Street
Richmond, Virginia 23219

> **Re: Virginia Electric and Power Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **Form 10-Q for the Quarter Ended March 31, 2009**
> **Filed April 30, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2008**
> **Filed October 30, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed July 31, 2008**
> **Form 10-Q for the Quarter Ended March 31, 2008**
> **Filed May 1, 2008**
> **File No. 001-02255**

Dear Mr. Farrell:

　　We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director